UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  F O R M   11-K



                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                      For the Year Ended December 31, 1998



                            NATIONAL FUEL GAS COMPANY
                            TAX-DEFERRED SAVINGS PLAN
                             FOR NON-UNION EMPLOYEES

                            (Full title of the Plan)



                            NATIONAL FUEL GAS COMPANY
          (Name of issuer of the securities held pursuant to the Plan)



                  10 Lafayette Square, Buffalo, New York 14203
                     (Address of principal executive office)

                              REQUIRED INFORMATION


(1) Plan financial statements and schedules prepared in accordance with financial reporting requirements of ERISA.

        See accompanying Index on page 4.

(2)     Signature

(3)     Exhibits

           Exhibit Number                    Description of Exhibit

                (1)                          Consent of Independent
                                               Accountants

                            NATIONAL FUEL GAS COMPANY
                            -------------------------

                            TAX-DEFERRED SAVINGS PLAN
                            -------------------------

                             FOR NON-UNION EMPLOYEES
                             -----------------------

                       FINANCIAL STATEMENTS AND SCHEDULES
                       ----------------------------------

                           DECEMBER 31, 1998 AND 1997
                           --------------------------

                            NATIONAL FUEL GAS COMPANY
                            -------------------------

                            TAX-DEFERRED SAVINGS PLAN
                            -------------------------

                             FOR NON-UNION EMPLOYEES
                             -----------------------

                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULES
                   -------------------------------------------






                                                                       Page
                                                                      Number
                                                                      ------

Report of Independent Accountants                                        1

Financial Statements:

  Statement of Assets Available for Plan
  Benefits, with Fund Information, at
  December 31, 1998 with Comparative
  Totals at December 31, 1997                                            2

  Statement of Changes in Assets Available
  for Plan Benefits, with Fund Information,
  for the Year Ended December 31, 1998 with
  Comparative Totals for the Year Ended
  December 31, 1997                                                      3

  Notes to Financial Statements                                        4 - 7

Schedules:

  Schedule I - Item 27a - Schedule of
  Assets Held for Investment Purposes
  at December 31, 1998                                                   8

  Schedule II - Item 27d - Schedule of
  Reportable Transactions for the Year
  Ended December 31, 1998                                                9

                        Report of Independent Accountants

To the Participants and
Administrative Committee of the
National Fuel Gas Company
Tax-Deferred Savings Plan for
Non-Union Employees


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the National Fuel Gas Company Tax-Deferred Savings Plan for Non-Union Employees (the "Plan") at December 31, 1998, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

We have previously audited, in accordance with generally accepted auditing standards, the statement of assets available for plan benefits as of December 31, 1997 and the related statement of changes in assets available for plan benefits for the year then ended (not presented herein) and in our report dated April 6, 1998 we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed statement of assets available for plan benefits as of December 31, 1997 and the condensed statement of changes in assets available for plan benefits for the year ended December 31, 1997, when read in conjunction with the financial statements from which it has been derived, is fairly stated in all material respects in relation thereto.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules I and II are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.








PricewaterhouseCoopers LLP

Buffalo, New York
June 24, 1999




                            NATIONAL FUEL GAS COMPANY
                            TAX-DEFERRED SAVINGS PLAN
                            FOR NON-UNION EMPLOYEES
     STATEMENT OF ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

        AT DECEMBER 31, 1998 WITH COMPARATIVE TOTALS AT DECEMBER 31, 1997

                            Employer
                         Contributions                                                  Participant Wage Reductions
                         -------------    -----------------------------------------------------------------------------------------
                                                                                            Vanguard Funds
                                                          -------------------------------------------------------------------------

                          National Fuel   National Fuel
                           Gas Company     Gas Company    Retirement      500         Pacific          European           Prime
                           Common Stock    Common Stock    Savings       Index         Stock             Stock        Money Market
                              Fund B          Fund A        Trust        Fund        Index Fund       Index Fund          Fund
                          ---------------------------------------------------------------------------------------------------------
Investments at market
(historical cost
$81,318,229 and
$71,850,131,
respectively)                $38,927,759     $16,251,588  $7,486,943  $38,220,611      $1,369,751         $4,839,265     $4,550,586


Receivables
   Employer Contributions        186,108               -           -            -               -                  -              -
   Participant Wage
      Reductions                       -          67,236      32,323      176,843          10,144             28,578         15,672
                             -----------     -----------  ----------  -----------      ----------         ----------     ----------

Assets Available for
Plan Benefits                $39,113,867     $16,318,824  $7,519,266  $38,397,454      $1,379,895         $4,867,843     $4,566,258
                             ===========     ===========  ==========  ===========      ==========         ==========     ==========


                               The accompanying notes are an integral part of these financial statements

                            NATIONAL FUEL GAS COMPANY
                            TAX-DEFERRED SAVINGS PLAN
                            FOR NON-UNION EMPLOYEES
     STATEMENT OF ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

        AT DECEMBER 31, 1998 WITH COMPARATIVE TOTALS AT DECEMBER 31, 1997


      Participant Wage Reductions
------------------------------------
Vanguard Funds
---------------

                                          Total all Funds Combined
      Total     Participant               ------------------------
    Bond Market     Loan                         December 31,
    Index Fund     Account                    1998         1997
   ----------------------------------------------------------------





   $4,403,824   $2,848,848               $118,899,175  $107,498,589



            -            -                    186,108       179,182

       28,395            -                    359,191       418,767
   ----------   ----------               ------------  ------------


   $4,432,219   $2,848,848               $119,444,474  $108,096,538
   ==========   ==========               ============  ============


   The accompanying notes are an integral part of these financial statements



                            NATIONAL FUEL GAS COMPANY
                            TAX-DEFERRED SAVINGS PLAN
                            FOR NON-UNION EMPLOYEES
 STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION,

 FOR THE YEAR ENDED DECEMBER 31, 1998 WITH COMPARATIVE TOTALS FOR THE YEAR ENDED DECEMBER 31, 1997

                            Employer
                         Contributions                                                  Participant Wage Reductions
                         -------------    ----------------------------------------------------------------------------------------
                                                                                            Vanguard Funds
                                                          ------------------------------------------------------------------------

                          National Fuel   National Fuel
                           Gas Company     Gas Company    Retirement      500         Pacific          European           Prime
                           Common Stock    Common Stock    Savings       Index         Stock             Stock        Money Market
                              Fund B          Fund A        Trust        Fund        Index Fund       Index Fund          Fund
                          --------------- --------------- ----------- ------------ --------------- ------------------ -------------
Investment Income From
National Fuel Gas
Company Common Stock
Funds                        $ 1,441,447     $   620,508   $       -  $         -   $        -        $        -       $        -

Interest Income                        -               -     424,307            -            -                 -                -

Investment Income from
Mutual Funds                           -               -           -      568,542       11,262           121,562          236,118
                             -----------     -----------   ---------  -----------   ----------        ----------       ----------

     Total Investment
     Income                    1,441,447         620,508     424,307      568,542       11,262           121,562          236,118

Net Appreciation
(Depreciation) in Fair
Value of Investments          (2,830,535)     (1,118,719)          -    7,754,241       19,612           853,110                -

Employer Matching
Contributions                  2,340,437               -           -            -            -                 -                -


Participant Salary Reductions          -       1,092,417     509,064    2,383,611      151,525           410,899          253,581

Participant Purchase
and Loan Fees                          -             (60)       (300)        (480)      (2,205)           (5,680)            (820)

Rollovers and Other
Individual Transfers In              963           1,400           -            -            -             1,355                -

Payments to
Participants or Beneficiaries (1,493,619)       (646,788)   (274,524)  (1,419,986)     (34,008)         (136,108)        (524,951)

Transfers (to)/from
Associated Funds                  12,065        (988,184)   (255,096)     655,667      186,103           237,221          (59,152)
                             -----------     -----------   ---------  -----------   ----------        ----------       ----------
Increase (Decrease) in
Assets Available for
Plan Benefits During
the Year                        (529,242)     (1,039,426)    403,451    9,941,595      332,289         1,482,359          (95,224)

Assets Available for
Plan Benefits:
     Beginning of Year        39,643,109      17,358,250   7,115,815   28,455,859    1,047,606         3,385,484        4,661,482
                             -----------     -----------   ---------  -----------   ----------        ----------       ----------

     End of Year             $39,113,867     $16,318,824  $7,519,266  $38,397,454   $1,379,895        $4,867,843       $4,566,258
                             ===========     ===========  ==========  ===========   ==========        ==========       ==========

    The accompanying notes are an integral part of these financial statements

                            NATIONAL FUEL GAS COMPANY
                            TAX-DEFERRED SAVINGS PLAN
                            FOR NON-UNION EMPLOYEES
                    STATEMENT OF CHANGES IN ASSETS AVAILABLE
                   FOR PLAN BENEFITS, WITH FUND INFORMATION,

          FOR THE YEAR ENDED DECEMBER 31, 1998 WITH COMPARATIVE TOTALS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

  Participant Wage Reductions
 ----------------------------
  Vanguard Funds
 ---------------
                                 Total all Funds Combined
                                 ------------------------
   Total       Participant
  Bond Market     Loan                   December 31,
  Index Fund     Account             1998         1997
 ------------ ------------       ----------- --------------




 $        -   $        -         $  2,061,955  $  1,917,017

          -      229,601              653,908       647,755


    262,962            -            1,200,446     1,131,896
 ----------   ----------         ------------  ------------


    262,962      229,601            3,916,309     3,696,668



     68,669            -            4,746,378    14,955,055


          -            -            2,340,437     2,227,888


    393,843            -            5,194,940     4,447,357


          -            -               (9,545)       (9,978)


        296            -                4,014       206,398


   (214,983)     (99,630)          (4,844,597)   (5,818,954)


    208,651        2,725                    -             -
 ----------   ----------         ------------  ------------



    719,438      132,696           11,347,936    19,704,434



  3,712,781    2,716,152          108,096,538    88,392,104
 ----------   ----------         ------------  ------------

 $4,432,219   $2,848,848         $119,444,474  $108,096,538
 ==========   ==========         ============  ============

    The accompanying notes are an integral part of these financial statements

                            NATIONAL FUEL GAS COMPANY
                            -------------------------

                            TAX-DEFERRED SAVINGS PLAN
                            -------------------------

                             FOR NON-UNION EMPLOYEES
                             -----------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


NOTE 1 - DESCRIPTION OF PLAN
----------------------------

         General:
         --------

         The following description of the National Fuel Gas Company Tax-Deferred Savings Plan For Non-Union Employees ("Plan") is provided for general information purposes, and is qualified in its entirety by reference to the Plan. The Plan was adopted July 26, 1984, effective as of July 1, 1984, and has been amended and restated since that time. It is subject to certain provisions of the Employee Retirement Income Security Act of 1974.

         Eligibility and Participation:
         ------------------------------

         Originally, the Plan was established for the benefit of professional, administrative or executive (i.e. salaried) employees of National Fuel Gas Company and its subsidiaries ("Company"). Persons who were salaried employees on July 1, 1984, were eligible to participate at that date. Effective on various dates since July 1, 1984, most non-union non-salaried employees of the Company became eligible to participate in the Plan. New employees must complete 1,000 hours of employment and have attained age 21 in order to become eligible to participate. There are three groups of non-union employees who are eligible to participate in the Plan.
Participant and employer contributions vary by group.

         Contributions:
         --------------

         Participants may direct the Company to reduce their base salaries by a specified full percentage that ranges from 2% to 15%, depending on participant group. These salary reductions are subject to certain Plan and Internal Revenue Code limitations, and the Company remits them to the Plan Trustee on the participants' behalf. In addition, the Company makes an employer matching contribution that ranges from 1% to 6% of the participant's base salary, depending on their participant group, years of service and rate of salary reduction contributions.

         For certain employees, employer matching contributions are contributed first to the National Fuel Gas Company Employees' Thrift Plan ("Thrift Plan") to the extent permitted under the Thrift Plan and then the remainder, if any, is contributed to the Plan. Certain employees are not eligible to make future contributions to the Thrift Plan.

         "Base salary" is defined in the Plan generally to mean a participant's base annual salary for a payroll period. An individual participant's salary reduction contributions to the Plan are subject to ceilings imposed by the Tax Reform Act of 1986. However, Company matching contributions are not subject to such ceilings. The ceiling was $10,000 for 1998 and will continue to be $10,000 for 1999.

         Participants' accounts, including all salary reduction contributions, employer matching contributions, and the increments thereon, are at all times fully vested and nonforfeitable.

         Investment Alternatives for Salary Reduction Contributions:
         -----------------------------------------------------------

         Participants may invest their salary reduction contributions in the common stock of National Fuel Gas Company ("National Stock Fund A"), the Vanguard Retirement Savings Trust and/or in one or more of five mutual funds, in increments of 10%. A separate account is maintained for each participant showing his interest in each fund.

         The National Stock Fund A allows participants to invest their salary reduction contributions in a fund consisting primarily of National Fuel Gas Company common stock. This fund also maintains a small cash position in Vanguard Prime Money Market Fund and may also include receivables and/or payables for unsettled security transactions and receivables for accrued dividends.

         The Vanguard Retirement Savings Trust invests primarily in investment contracts issued by insurance companies, commercial banks, and other similar types of fixed principal investments.

         Five mutual funds are currently offered by The Vanguard Group of Investment Companies: the Vanguard 500 Index Fund, which invests in publicly-traded common stocks and attempts to duplicate the investment performance of the Standard & Poors 500 Composite Stock Price Index; the
Vanguard Prime Money Market Fund, which invests in money market instruments which mature in one year or less; the Vanguard Total Bond Market Index Fund, which invests in bonds and other "fixed-income" securities and seeks to duplicate the investment performance of the Lehman Brothers Aggregate Bond Index; the Vanguard Pacific Stock Index Fund, which attempts to provide investment results paralleling those of the Morgan Stanley Capital International Pacific Free Index, a diversified index of common stocks of companies located in Japan, Australia, New Zealand and Singapore; and the Vanguard European Stock Index Fund, which attempts to provide investment results that correspond to the price and yield performance of European stocks, in the aggregate, as represented by the Morgan Stanley Capital International Europe Index.

         Participants may, in accordance with the rules and restrictions of the Plan, transfer existing balances among the available investment funds, reduce or increase the percentage of salary reduction elected, redirect their current salary reduction contributions into different investment funds, or suspend salary reduction contributions altogether.

         Employer Matching Contributions:
         --------------------------------

         Employer matching contributions are invested in a fund consisting primarily of the common stock of National Fuel Gas Company ("National Stock Fund B"). This fund also maintains a small cash position in Vanguard Prime Money Market Fund and may also include receivables and/or payables for unsettled security transactions and receivables for accrued dividends. A separate account is maintained for each participant showing his interest in this fund. Participants may not redirect their interests in this fund into any other fund.

         Withdrawals, Loans and Distributions:
         -------------------------------------

         Plan participants (or their beneficiaries) may receive distributions from the Plan upon death, retirement, disability or other termination, in accordance with a qualified domestic relations order, or in the event of hardship, subject to the Plan's limitations and restrictions. Additionally, Plan participants may borrow from their accounts in accordance with various Plan rules.
In certain cases, participants may postpone receipt of Plan distributions.

         Administration:
         ---------------

         National Fuel Gas Company is the Administrator of the Plan. A Tax-Deferred Savings Plan Committee appointed by National Fuel Gas Company's Board of Directors exercises National Fuel Gas Company's duties as Administrator. The assets of the Plan are held by the Trustee, Vanguard Fiduciary Trust Company ("Vanguard").

         National Fuel Gas Company has the right to terminate, amend, or modify the Plan at any time.

         The Plan is not required to be insured by the Pension Benefit Guaranty Corporation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

         Basis of Accounting and Valuation:
         ----------------------------------

         The accounts of the Plan are maintained on the accrual basis. National Stock Funds A and B are reported on a current value basis using the quoted market value of National Fuel Gas Company common stock and the value of the cash positions and receivables at the close of the Plan year. Mutual funds are reported on a current value basis, using quoted market values of the investments at the close of the Plan year. The investment contracts in the Vanguard Retirement Savings Trust are carried at fair value, which approximates contract value, as determined by the Vanguard Retirement Savings Trust's Investment
Committee. National Fuel Gas Company stock distributed to participants is reflected at market value at the date of distribution.

         Administrative expenses:
         ------------------------

         Expenses related to administration of the Plan and Trust are borne by the Company. The Company paid Vanguard $17,063 for services rendered in connection with the Plan and Trust for the year ended December 31, 1998. Brokerage commissions and similar costs of acquiring or selling securities (if any) that are incurred by the investment funds are borne by the participant. Loan origination fees and annual maintenance fees for each loan are also borne by the participant.

NOTE 3 - INCOME TAXES
---------------------

         The Internal Revenue Service has determined that the Plan qualifies under Section 401(a) and Section 401(k) of the Internal Revenue Code of 1986, as amended. Accordingly, no provision for income taxes has been recorded.

NOTE 4 - PARTIES-IN-INTEREST
----------------------------

         For the Plan years ended December 31, 1998 and 1997, there were no known prohibited transactions with parties-in-interest as defined in ERISA Sections 406 and 407(a) and Internal Revenue Code Section 4975(c).



                                                                                                                   SCHEDULE I
                                                                                                                   ----------
                                                       NATIONAL FUEL GAS COMPANY
                                                       -------------------------
                                           TAX-DEFERRED SAVINGS PLAN FOR NON-UNION EMPLOYEES
                                           -------------------------------------------------
                                      ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                      ----------------------------------------------------------
                                                           DECEMBER 31, 1998
                                                           -----------------

                                            (c) Description of Investment
        (b) Identity of Issue,                   Including Maturity Date, Rate
             Borrower, Lessor                    of Interest, Collateral, Par                                (e) Current
(a)          or Similar Party                    or Maturity Value                            (d) Cost            Value
---     ----------------------              ----------------------------------                --------       ------------

 *      National Fuel Gas Company
         Stock Funds:
           National Fuel Gas Company        Stock Fund A (1,005,046 units)                    $11,680,738     $ 16,251,588
           National Fuel Gas Company        Stock Fund B (2,407,406 units)                     25,543,248       38,927,759
                                                                                              -----------     ------------
                                            Total National Fuel Gas Company
                                              Stock Funds                                      37,223,986       55,179,347
                                                                                              -----------     ------------

        Mutual Funds (1):
 *         Vanguard Group of                500 Index Fund
             Investment Companies             (335,416 units)                                  20,176,712       38,220,611

 *         Vanguard Group of                Pacific Stock Index Fund
             Investment Companies             (174,713 units)                                   1,666,602        1,369,751

 *         Vanguard Group of                European Stock Index Fund
             Investment Companies             (191,427 units)                                   3,096,735        4,839,265

 *         Vanguard Group of                Prime Money Market Fund
             Investment Companies             (4,550,586 units)                                 4,550,586        4,550,586

 *         Vanguard Group of                Total Bond Market Index Fund
             Investment Companies             (428,805 units)                                   4,267,817        4,403,824
                                                                                              -----------     ------------
                                            Total Vanguard Mutual Funds                        33,758,452       53,384,037
                                                                                              -----------     ------------

        Common/Collective Trust (2):
 *         Vanguard Group of                Retirement Savings Trust
             Investment Companies             (7,486,943 units)                                 7,486,943        7,486,943

*       National Fuel Gas Company
           Tax Deferred Savings Plan
           For Non-Union Employees          Participant Loan Account                            2,848,848        2,848,848
                                                                                              -----------     ------------

                                                  TOTAL ASSETS HELD FOR INVESTMENT            $81,318,229     $118,899,175
                                                                                              ===========     ============

 *    Denotes known party-in-interest to the Plan.

(1) The financial statements of the mutual funds have been filed with the Securities and Exchange Commission by the Vanguard Group of Investment Companies, investment companies registered under the Investment Company Act of 1940.

(2) The audited annual report for the Vanguard Retirement Savings Trust has been filed with the Department of Labor by the Vanguard Fiduciary Trust Company. The entity's tax identification number is 23-2186884.





                                                                                                                     SCHEDULE II
                                                       NATIONAL FUEL GAS COMPANY
                                           TAX-DEFERRED SAVINGS PLAN FOR NON-UNION EMPLOYEES
                                             ITEM 27d - SCHEDLE OF REPORTABLE TRANSACTIONS
                                                 FOR THE YEAR ENDED DECEMBER 31, 1998



                           (b) Description of
                                Asset (include
                                Interest Rate                                                   (f) Expense
(a) Identity of                 and Maturity    (c) Purchase      (d) Selling      (e) Lease         Incurred with    (g) Cost of
     Party Involved             in Case of Loan)     Price              Price           Rental       Transaction           Asset
-----------------------------------------------------------------------------------------------------------------------------------

Purchase Transactions
---------------------

Vanguard Group of
Investment Companies       500 Index Fund        $5,745,405       $         -      $       -         $       -          $5,745,405

National Fuel Gas
Company                    Stock Fund A           5,885,491                 -              -                 -           5,885,491

National Fuel Gas
Company                    Stock Fund B           3,790,137                 -              -                 -           3,790,137

Vanguard Group of          Prime Money Market
Investment Companies       Fund                   4,860,420                 -              -                 -           4,860,420


Sale Transactions
-----------------

Vanguard Group of
Investment Companies       500 Index Fund                 -         3,556,006              -                 -           2,369,897

National Fuel Gas
Company                    Stock Fund A                   -         5,776,809              -                 -           4,959,630

National Fuel Gas
Company                    Stock Fund B                   -         1,494,683              -                 -             930,278

Vanguard Group of          Prime Money Market
Investment Companies       Fund                           -         4,952,352              -                 -           4,952,352




                                                                  SCHEDULE II

                            NATIONAL FUEL GAS COMPANY
                TAX-DEFERRED SAVINGS PLAN FOR NON-UNION EMPLOYEES
                  ITEM 27d - SCHEDLE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998

(h) Current Value
    of Asset on
    Transaction      (i)  Net Gain
    Date                  or (Loss)
--------------------------------------






  $5,745,405            $      -


   5,885,491                   -


   3,790,137                   -


   4,860,420                   -






   3,556,006           1,186,109


   5,776,809             817,179


   1,494,683             564,405


   4,952,352                   -

                                   SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   NATIONAL FUEL GAS COMPANY
                                   TAX DEFERRED SAVINGS PLAN
                                   FOR NON-UNION EMPLOYEES
                                        (Name of Plan)





                                   By /s/ Joseph P. Pawlowski
                                      ------------------------------------
                                      Joseph P. Pawlowski
                                      Treasurer and Principal Accounting
                                      Officer of National Fuel Gas Company,
                                      Member of the Tax-Deferred Savings
                                      Plan Committee


Date:   June 25, 1999

                                 EXHIBIT INDEX


          Exhibit Number                Description of Exhibit

               (1)                      Consent of Independent
                                         Accountants